UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 8, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         Strong performance Mobile International driven by E-Plus – The Netherlands on track, dated 8 May 2007.

Press release

Strong performance Mobile International	Date
driven by E-Plus The Netherlands on track	8 May 2007 Number 032pe

GROUP FINANCIAL HIGHLIGHTS - Strong performance Mobile International, the Netherlands on track

Important note for the reader

Q1 2006 includes EUR 65m Xantic book gain in ‘other income’, ‘EBITDA’ and ‘Operating result’. Q1 2006 ‘free cash flow’ and ‘Cash flow from operating activities’ includes tax cash refund of EUR 219m.

In millions of euro, unless indicated otherwise	Q1 2007	Q1 2006
Revenues and other income	2,924	3,002
- of which Revenues	2,918	2,923
Operating result	537	612
Profit for the period (net result)	313	384
Earnings per share (in EUR)	0.16	0.19

Cash flow from operating activities	834	1,070
Capital expenditures (PP&E and software)	276	313
Free cash flow	558	757

Operating result	537	612
Depreciation, amortization and impairments	652	594
EBITDA	1,189	1,206

Strong performance Mobile International, the Netherlands on track

•      Growth Mobile International ahead of net decline in the Netherlands

•      Revenues flat at EUR 2.9bn

•      Revenues and other income down 2.6%, Q1 ‘06 included EUR 65m Xantic book gain

•      EBIT down 12% due to accelerated depreciation and amortization Telfort network

•      EBITDA of EUR 1,189m in Q1 ‘07 vs EUR 1,206m in Q1 ‘06 (incl. EUR 65m book gain)

•      Capex of EUR 276m vs EUR 313m in the same quarter last year

•      Free cash flow of EUR 558m, Q1 ‘06 included one-off tax cash refund of EUR 219m

In the Netherlands, strong performance in Business, partly compensating Consumer line loss

•      Strong performance wireless in Consumer and Business, service revenues up 9.2%

•      Business market revenues trending upward as a result of growth in new services

•      Line loss in Consumer wireline, improved customer satisfaction with VoIP

•      All-IP on track, confident that wholesale offer deals will be signed in Q2

Profitable growth Mobile International in all markets

•      Strong performance E-Plus, EBITDA up 49%, EBITDA margin 36.2%

•      Growth in market share and EBITDA at BASE despite adverse regulatory climate

•      Profitable growth from strong wholesale partnerships in Mobile Wholesale NL

Customer centric organization in the Netherlands after Fixed-Mobile integration

•      Objective is to improve business performance and deliver financial benefits

•      First Fixed-Mobile propositions launched: Homezoning, Flat fee, Loyalty program

Shareholder returns on track

•      EUR 1.0bn share repurchase program since February 7, 24% completed as of May 7

•      Final 2006 dividend of EUR 0.34 per share paid April 27

•      Committed to 2007 dividend of at least EUR 950 million

For further information:

Corporate Communicatie	Investor Relations
Mediavoorlichting
Tel: (070) 446 63 00	Tel: (070) 446 09 86
Fax: (070) 446 63 10	Fax: (070) 446 05 93
E-mail: press@kpn.com	E-mail: ir@kpn.com

Accompanies press release

Ad Scheepbouwer, CEO of KPN, said:

“We are pleased to report that the first quarter was characterized by continued profitable growth in Mobile International with a strong margin increase in Germany and market share growth in Belgium, despite an adverse regulatory climate. The Netherlands had a net decline as the strong performance in wireless and Business only in part compensated the effects of Consumer line loss.

The first quarter also included the challenge of addressing customer satisfaction of our VoIP proposition for which the root causes have now been dealt with. The new organization structure should further improve our customer focus.

We are on track to meet guidance and are continuing to deliver industry-leading levels of total shareholder returns and, with the delivery of our strategic objectives on track, we believe that the group is well positioned for 2007.”

GROUP FINANCIAL HIGHLIGHTS - On track to meet guidance

Customer centric organization in the Netherlands following Fixed-Mobile Integration

KPN has operated with a new organizational structure in the Netherlands since 1 January 2007. This organization is built around the customer rather than around technology and products. KPN’s former Fixed and Mobile divisions have made way for two new divisions. The Netherlands which encompasses the Consumer, Business and Wholesale & Operations segments and Mobile International which includes E-Plus, BASE and Mobile Wholesale the Netherlands. KPN’s financial reporting has changed to reflect this new organizational structure. The comparative figures reflect new segment reporting. On April 13, KPN presented full details on its new reporting structure to the financial community via a press release. The figures are the following:

In millions of euro	Q1 2007	Q1 2006

Revenues and other income	2,924	3,002
- The Netherlands	2,067	2,119
- Mobile International	935	874
- Other	6	87
- Intercompany	-84	-78

Operating result	537	612
- The Netherlands	416	513
- Mobile International	128	44
- Other	-7	55

EBITDA	1,189	1,206
- The Netherlands	856	898
- Mobile International	340	251
- Other	-7	57

‘Other’ in Q1 2006 includes Xantic book gain

Revenues and other income from ‘Other’ activities decreased by EUR 81m compared to last year following the sale of the 65% interest in Xantic in the first quarter of 2006 for which KPN realized a book gain of EUR 65m in Q1 2006. In Q1 2007, an additional gain was recognized of EUR 4m on the sale of Xantic (post closing adjustment). Revenues of Xantic in Q1 2006 were EUR 18m. The decrease in EBITDA of ‘Other’ of EUR 64m was mainly caused by the sale of Xantic in Q1 2006.

On track to meet guidance

In the first quarter of 2007, group revenues and other income decreased by 2.6% slightly below the ‘flat’ guidance due to EUR 65m book gain on Xantic in Q1 2006.

Group EBITDA was down 1.4% also slightly below guidance. Excluding the 2006 Xantic book gain, group revenues and other income is stable and group EBITDA is up EUR 48m or 4.2%. KPN is on track to meet guidance.

Please find below a more detailed explanation of the performance of the Netherlands and Mobile International divisions including an operating review of the individual segments that in combination make up these two divisions.

THE NETHERLANDS FINANCIAL HIGHIGHTS – Strong growth wireless units in Consumer and Business segments

In millions of euro	Q1 2007	Q1 2006

Revenues and other income	2,067	2,119
- Consumer	1,037	1,046
- Business	849	840
- Wholesale & Operations	917	990
- Other (incl. intercompany revenues)	-736	-757

Operating expenses	1,651	1,606
Of which depreciation, amortization and impairments	440	385

Operating result	416	513
- Consumer	127	148
- Business	171	161
- Wholesale & Operations	123	206
- Other	-5	-2

EBITDA	856	898

•                  Revenues and other income in the Netherlands decreased 2.5% y-on-y or EUR 52m as wireline voice unit was down and all other product units were up, notably wireless service revenues were up 9.2%.

•                  Revenues and other income of the Consumer segment decreased by EUR 9m to EUR 1,037m. Compared to Q1 2006 voice wireline showed a decline in revenues of EUR 80m as a result of line loss which is compensated for by an increase in wireless services of EUR 33m (service revenues up 8.6%) and internet wireline of EUR 37m.

•                  Revenues and other income of the Business segment increased by EUR 9m to EUR 849m caused by an increase of wireless services of EUR 24m (service revenues up 10%), increase at corporate solutions of EUR 11m and network services of EUR 7m, partly offset by a decrease of EUR 21m in voice wireline.

•                  Revenues and other income of the Wholesale & Operations segment decreased 7.4% or EUR 73m caused by lower originating and terminating traffic due to line loss and migration to VoIP.

•                  EBITDA decreased by EUR 42m which was mainly attributable to the decrease of the revenues within Wholesale & Operations and a decrease of the book gains for the sale of real estate (EUR 13m), partly compensated for by an increase in EBITDA within the Business segment of EUR 15m.

•                  Operating result decreased with EUR 97m largely explained by the accelerated depreciation and amortization of the Telfort network and licenses (EUR 76m).

MOBILE INTERNATIONAL FINANCIAL HIGHLIGHTS – Profitable growth in all markets

In millions of euro	Q1 2007	Q1 2006

Revenues and other income	935	874
- E-Plus	698	665
- BASE	152	144
- Mobile Wholesale NL	83	65
- Other (incl. intercompany revenues)	2	0

Service Revenues	892	816
- E-Plus	660	609
- BASE	149	141
- Mobile Wholesale NL	84	67
- Other (incl. intercompany revenues)	-1	-1

Operating expenses	807	830
Of which depreciation, amortization and impairments	212	207

Operating result	128	44
- E-Plus	75	0
- BASE	33	26
- Mobile Wholesale NL	22	19
- Other	-2	-1

EBITDA	340	251

•                  Revenues and other income up 7.0% y-on-y or EUR 61m, service revenues up 9.3%.

•                  Improvement in EBITDA of EUR 89m, or 36% y-on-y of which EUR 83m at E-Plus.

•                  E-Plus service revenue growth of 8.4% y-on-y and EBITDA margin of 36.2%.

•                  BASE service revenue up 5.7% y-on-y and revenue market share up 2% points.

•                  Mobile Wholesale NL service revenue growth of 25% y-on-y due to customer growth of 40%.

•                  Strong improvement in the operating result of EUR 84m, or 191% y-on-y mainly attributable to E-Plus (EUR 75m) despite an impairment loss of EUR 10m in Q1 2007 related to spare parts involved in the Alcatel-Lucent outsourcing.

•                  Impact of the MTA tariff reduction on revenues is EUR 31m and EUR 14m on EBITDA in Q1 2007.

GROUP FINANCIAL REVIEW – 1ST QUARTER 2007

Group revenues decreased by 0.2%

In the first quarter group revenues decreased by 0.2% or EUR 5m y-on-y attributable to the modest decline in our operations in the Netherlands which was almost fully compensated for by the organic growth of our Mobile operations. Group revenues and other income was down 2.6% (EUR 78m) as Q1 2006 included books gains on the sale of Xantic (EUR 65m) and real estate (EUR 14m).

Growth Mobile International ahead of net decline in the Netherlands

Revenues and other income for Mobile International were up 7.0% or EUR 61m. Excluding the MTA effect of EUR 31m, revenues were up 11%. Service revenues were up 9.3%, driven by all three segments: E-Plus, BASE and Mobile Wholesale NL.

Operations in the Netherlands saw revenues and other income decrease by 2.5% or EUR 52m. The decrease in wireline voice revenues was nearly fully compensated for by the increase in wireless and IP services in the Consumer and Business segments.

Operating expenses decreased at Mobile International

Group operating expenses in the first quarter of 2007 decreased 0.1% or EUR 3m compared to Q1 2006. The Mobile International division saw a EUR 23m decrease in operating expenses attributable to reduced expenses at E-Plus for handsets as part of the SIM-Only strategy. In the Netherlands operating expenses increased EUR 45m mainly due to the accelerated depreciation and amortization expenses in Q1 2007 of the Telfort network and licenses for EUR 76m and the costs related to improving quality of and customer satisfaction with VoIP.

Sale of Xantic in Q1 2006 and Telfort network depreciation and amortization in Q1 2007 impact y-on-y comparison of operating result

KPN delivered an operating result of EUR 537m in Q1 2007, down EUR 75m or 12% compared to Q1 2006, partly due to the impact of the sale of Xantic (EUR 65m). E-Plus recorded an impairment loss of EUR 10m as part of outsourcing deal with Alcatel-Lucent in Q1 2007 and depreciation and amortization expenses increased by EUR 58m in Q1 2007.

Following the 2006 decision to integrate the networks of KPN and Telfort KPN recorded in Q1 2007 an accelerated depreciation charge on the Telfort 2G radio network for an amount of EUR 19m due to shortened useful lives of the affected network assets. Following the announcement of the proposed sale of the GSM-frequencies to T-Mobile on September 1, 2007 KPN recorded a EUR 57m accelerated amortization on the 2G radio license. The book value of the license at the end of Q1 2007 is EUR 90m.

Excluding book gain on Xantic, EBITDA up 4.2%

Q1 2007 group EBITDA saw a y-on-y decrease of EUR 17m (1.4%). Q1 2006 included a book gain of EUR 65m related to the sale of Xantic reported under the segment ‘Other’. Meanwhile Mobile International increased by EUR 89m (EUR 83m attributable to E-Plus) handsomely compensating for the decline of operations in the Netherlands of EUR 42m. Excluding the 2006 Xantic book gain EBITDA is up EUR 48m or 4.2%.

Finance costs up following various one-offs

Net finance costs increased from EUR 115m in Q1 2006 to EUR 132m in Q1 2007, up 14.8%. Compared to the first quarter of 2006 financing costs were higher as a result of refinancing transactions in 2006, with an impact of EUR 6m on finance costs in Q1 2007. Furthermore in Q1 2006 we had one-off gains of EUR 8m on foreign exchange transactions, of which EUR 5m related to the sale of Xantic.

Lower tax charges following reduction of corporate tax rate

The corporate tax charge decreased to EUR 93m in the first quarter of 2007 (a 23.0% effective tax rate) from EUR 115m in the first quarter of 2006. The corporate tax rate was lowered in the Netherlands from 29.6% in 2006 to 25.5% effective January 1, 2007. This combined with E-Plus’ higher share of overall taxable profit had a small reducing effect on the effective tax rate in the first quarter of 2007.

Solid free cash flow of EUR 558m

Cash flow from operating activities totaled EUR 834m, down EUR 236m compared to the same period last year. In Q1 2006 KPN received income tax credits of EUR 219m. In Q1 2007 KPN paid EUR 59m interest compared to EUR 9m in Q1 2006. This was due to the bond issue in March 2006 with the first interest payment falling due in Q1 2007, as a result of which due dates of interest payments in Q1 are not comparable. Free cash flow totaled EUR 558m in Q1 2007, EUR 199m lower than in Q1 2006. Capex decreased by EUR 37m to EUR 276m, mostly because of relatively lower capital expenditures at BASE and Consumer.

Higher cash position

As at March 31, 2007, KPN’s cash position amounted to EUR 925m (including EUR 385m in non-netted notional cash pools) some EUR 122m higher than at the end of Q4 2006.

Net debt to EBITDA(1) at 1.8x

By the end of Q1 2007, gross debt amounted to EUR 9.7bn, EUR 0.3bn lower than the previous quarter, mainly due to redemptions of temporary drawings on the credit facility. The net debt(2) position at the end of Q1 2007 (EUR 8.8bn) was EUR 0.4bn lower than the previous quarter, due to solid cash flow, which resulted in a net debt to EBITDA ratio of 1.8x. Note that the EUR 646m from 2006 final dividend is due in the second quarter. KPN’s credit ratings remained unchanged at BBB+ with negative outlook (Standard & Poor’s) and Baa2 with stable outlook (Moody’s).

EUR 1.0bn share repurchases in 2007

On February 7 KPN commenced its EUR 1bn share repurchase program that will run until the end of the year. Between February 7 and March 31, 2007, KPN repurchased 11.9 million shares at an average price of EUR 11.46, for a total amount of EUR 136.8m (EUR 129.4m of which was settled in Q1). As of May 7, 24.2% has been completed.

PERFORMANCE VS. OUTLOOK

On track to meet guidance

In the first quarter of 2007, revenues and other income decreased by 2.6% slightly below the ‘flat’ guidance due to EUR 65m book gain on Xantic in Q1 2006. EBITDA was down 1.4% also slightly below guidance. Excluding the 2006 Xantic book gain, revenues and other income is stable and EBITDA is up EUR 48m or 4.2%. The free cash flow in Q1 is EUR 558m, against a full year guidance of ‘>EUR 2.0bn’, and Capex was EUR 276m, against a full year guidance of ‘EUR 1.6 – 1.8bn’.

Guidance on reported numbers

The guidance below, provided on February 6, 2007, excludes any contributions to revenues and EBITDA from the pending acquisitions of iBasis and Tiscali. Guidance on free cash flow includes real estate proceeds.

Outlook 2007

Guidance metric	2006 reported			Q1 2007			Outlook 2007 (1)
Revenues and other income	EUR	12,057	m	-2.6%			Flat
EBITDA (2)	EUR	4,837	m	-1.4%			Flat
Capex	EUR	1,650	m	EUR	276	m	EUR 1.6 – 1.8bn
Free cash flow 2007 (3)	EUR	2,477	m	EUR	558	m	> EUR 2.0bn
Free cash flow 2008 -2009 (3)	—			—			> EUR 2.0bn per year

(1)   Excluding iBasis and Tiscali

(2)   Defined as Operating result plus depreciation, amortization and impairments

(3)   Defined as Net cash flow from operating activities minus Capex plus real estate proceeds

For the avoidance of doubt: please note that the ‘flat’ EBITDA outlook for 2007, which we are targeting, is despite KPN having to absorb in its reported results a material negative impact of approximately EUR 100m from project costs, restructuring and integration expenses and implementation costs, net of book gains.

PRO FORMA FORMER REPORTING STRUCTURE

Pro forma disclosure to enable peer comparisons

KPN will provide additional pro forma disclosure based on the former KPN Mobile the Netherlands and Fixed to allow for comparability with peers. Please also refer to the Safe harbor and Appendix (I).

KPN’s ‘old’ disclosure has the same totals as reported under the new structure but with different segmentation. Please note that ‘Fixed (including Other and Intercompany

(1)   12 month rolling forecast excluding book gains and restructuring costs, both over EUR 20m

(2)   The carrying value of interest-bearing financial liabilities plus the fair value of financial instruments related to these financial liabilities minus cash and cash equivalents eliminations)’ in Q1 2006 includes the Xantic book gain of EUR 65m.

In millions of euro	Q1 2007	Q1 2006

Revenues and other income	2,924	3,002
- E-Plus & BASE	850	809
- KPN Mobile the Netherlands	759	700
- Fixed (incl. Other and Intercompany eliminations)	1,315	1,493

EBITDA	1,189	1,206
- E-Plus & BASE	313	227
- KPN Mobile the Netherlands	302	241
- Fixed (incl. Other and Intercompany eliminations)	574	738

E-Plus and BASE continued to do well…

There is no difference between the financials for E-Plus and BASE under the new structure as Fixed-Mobile Integration has only affected operations in the Netherlands. E-Plus and BASE continue to do well. Further details on E-Plus’ and BASE’s performance in Q1 2007 can be found in the sections entitled Mobile International Financial Highlights and Mobile International Operating Review.

…KPN Mobile the Netherlands showed outstanding performance…

In the first quarter, KPN Mobile the Netherlands added 102k customers bringing the total number of customers to 8.7 million, up 7.6% compared to the same quarter last year. Post-paid customers represent 45% of the customer base, up 4% points y-on-y.

These developments resulted in Revenues and other income increasing 8.4% and service revenue up 9.1%. EBITDA margin increased 5.4% points to 39.8% compared to Q1 2006 and 1.4% points compared to Q4 2006 as subscriber acquisition costs continued to come down. The blended subscriber acquisition and retention costs decreased from EUR 211 last year to EUR 159 now, a decrease of 25%.

...remainder, ‘Fixed (incl. Other and Intercompany eliminations)’ in line with previous quarters

The figures in the table above under ‘Fixed (including Other and Intercompany eliminations)’ include in Q1 2006 the Xantic book gain of EUR 65m. Excluding all items related to Xantic, i.e. book gain, revenue and EBITDA prior to disposal and other notable items, revenues and other income, EBITDA and the respective y-on-y decline for ‘Fixed (including Other and Intercompany eliminations)’ are:

In millions of euro	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006

Revenues and other income	1,315	1,367	1,337	1,364	1,493
Notable items(3)	-4	-6	—	-3	-83
Revenues and other income (excl. notable items)	1,311	1,361	1,337	1,361	1,410
- Y-on-Y%	-7.0%	-4.7%	-6.5%	-7.9%	-7.9%

EBITDA	574	574	610	654	738
Notable items	-4	-6	—	-3	-67
EBITDA (excl. notable items)	570	568	610	651	671
- Y-on-Y	-101	-84	-69	-64	-49

(3)          Book gain from and revenues and EBITDA prior to Xantic disposal, EUR 59m book gain on NTT DoCoMo in Q4 ’05 and EUR 63m pension curtailment in Q4 ’05

‘Fixed (incl. Other and Intercompany eliminations)’ versus former Fixed division

The revenues and other income declines for ‘Fixed (including Other and Intercompany eliminations)’ excluding Xantic book gain and other notable items, as calculated in the table above, are not directly comparable with revenue declines for the Fixed division in our former reporting structure, which excluded Other and Intercompany eliminations. The appropriate comparison is:

In millions of euro	Q1 2007	Q4 2006	Q3 2006	Q2 2006	Q1 2006

Revenues and other income Y-on-Y%
- Fixed (incl. Other and Intercompany eliminations)	-7.0%	-4.7%	-6.5%	-7.9%	-7.9%
- Former Fixed division	n.a.	-3.1%	-3.8%	-4.6%	-2.3%

The main difference is that in the old reporting structure, calls from KPN Mobile the Netherlands customers to other mobile operators, and vice versa, termination showed up as a cost and revenue in the former Wholesale & Operations segment whilst under the new reporting structure these streams fall within the retail segments. Note that this type of termination has been increasing, a trend which is set to continue.

GROUP OPERATING REVIEW

Customer centric organization in the Netherlands following Fixed-Mobile integration

The Fixed-Mobile organizational integration is a further evolution in KPN’s strategy for increasing customer focus. This integration builds on strong demand in the Business market and successful pilots in the Consumer market. This is expected to result in financial benefits, with higher revenues from cross- and upselling, and lower operating costs from efficient infrastructure use. The first Fixed-Mobile propositions have been launched.

FTE restructuring initiatives on track

Implementation of the FTE restructuring initiatives announced in the strategy review of March 2005 is on track. This quarter KPN reduced the number of FTEs in the Netherlands by 747 and outside its homemarket the number of FTEs was reduced by E-Plus’ outsourcing deal with Alcatel-Lucent, affecting some 750 FTEs. Since year-end 2004, KPN has reduced its workforce in the Netherlands by 19% or 4,130 FTEs, excluding subsequent acquisitions. At the end of the first quarter, KPN’s workforce in the Netherlands totaled 18,564 FTEs and, as a Group, KPN employed 24,799 FTEs.

Restructuring charges

In the first quarter of 2007, the restructuring charges amounted to EUR 9m vs EUR 12m in the same quarter last year. Of this EUR 9m, EUR 5m related to KPN the Netherlands (Q1 2006 EUR 7m) and EUR 4m related to Other Activities (Q1 2006 EUR 5m).

THE NETHERLANDS OPERATING REVIEW

CONSUMER

Strong service revenue growth of 8.6% in wireless with SAC down 30%

The number of wireless services customers in KPN’s Consumer segment was flat y-on-y at 5.9 million as KPN continued to clean-up its customer base for inactives. The continued focus on post-paid and optimizing value per customer segment through multi-brands and Customer Lifecycle Management has increased minutes of use by 11% and average revenue per user by 4.5% y-on-y to EUR 23. Service revenues were up 8.6% and this, combined with 30% reduction in subscriber acquisition costs to EUR 129, compared to the same quarter last year, continued to boost profitability.

More than 70% of all households in the Netherlands have access to broadband

Broadband has fast become a vital part of the Dutch telecommunication landscape. According to KPN estimates, approximately 72% of all households in the Netherlands now have access to broadband, compared to 62% a year ago. In the first quarter of 2007, KPN captured 43% of broadband market growth increasing KPN’s retail broadband market share to 41% up 3.1% points y-on-y.

Root causes VoIP addressed, customer satisfaction increasing

As previously reported, the record 247k net VoIP additions in Q4 2006 stretched KPN beyond its delivery capabilities resulting in serious quality issues and congestion in KPN call centers. In the course of the first quarter, it became clear that the initiatives taken in December 2006 were not sufficient to deal with these issues expediently. An uncompromising choice was made for quality, reflected in a number of measures including reduced order intake, reduced marketing to better manage customer demand, a further increased number of VoIP engineers and a boost to call center and helpdesk capacities. In addition, rates for calls to KPN’s call centers were reduced and customers were offered compensation where appropriate. Meanwhile, root causes have now been addressed. With customer satisfaction on the rise, call center congestion having been fully restored and the quality of new deliveries ensured, KPN is going the extra mile with follow up calls to each and every customer complaint dealt with in the past to ensure all of its 650k VoIP customers are indeed fully satisfied with their service.

Net additions significantly lower, net line loss moderately increased

As a result of the above, net additions totaled 133k in the first quarter of 2007 (Q4 2006 247k), net line loss was 140k (Q4 2006 130k), which excludes 47k lines which moved to the Wholesale Line Rental (WLR) product (started in Q1 2007), KPN’s share of net additions was 47% (Q4 2006 57%) and KPN’s market share of all VoIP connections totaled 37% (Q4 2006 36%, Q1 2006 14%).

Wholesale line rental of 47k

In Q1 2007 KPN realized 47k new wholesale lines via alternative operators by means of Wholesale Line Rental. In the calculation of the net line loss of the Consumer Segment the WLR effect is not included for comparability purposes with the other segments within the Netherlands.

TV continued to grow

In the first quarter, the number of TV subscribers reached nearly 0.3 million (296k) an increase of 31k this quarter and 43% y-on-y. Roll out of the DVB-T network continued, extending the national indoor coverage to 58% compared to 43% at the end of last year. Increased coverage creates further growth opportunities. Following the soft launch in 2006, KPN’s IPTV proposition ‘Mine’ started its commercial roll-out in February.

Wireline: simpler portfolio of propositions introduced

KPN introduced a simpler subscription portfolio for its wireline customers with clear minute-use propositions. Telephony customers can make unlimited calls during the weekend (‘BelVrij Weekend’) which can be extended at attractive tariffs to a weekend and evening plan (‘BelVrij Avond & Weekend’) or an anytime plan (‘BelVrij Altijd’).

Wireless: launch of KPN’s homezone proposition ‘MobielThuis’ and introduction of flat fee ‘Telfort unlimited’.

In Q1 KPN launched its first combined fixed-mobile proposition, ‘MobielThuis’. In this homezoning product for EUR 7.50 a month on top of KPN’s monthly mobile subscription, one can use the mobile phone at home for fixed line call rates. The introduction of ‘Telfort unlimited’ is aimed at consumers with a preference for simple flat fees by offering unlimited calls to all fixed and Telfort numbers for just EUR 18 per month.

Loyalty program ‘bij KPN’

In the first quarter of 2007, KPN started a loyalty program ‘bij KPN’, offering loyalty incentives across fixed and mobile services.

KPN expanded global WiFi roaming with 30,000 hotspots

KPN has significantly expanded its WiFi hotspot roaming network for customers. KPN HotSpots and WeRoam (Comfone AG) have signed an agreement to incorporate almost 30,000 WiFi hotspots from the WeRoam global virtual broadband network into KPN’s existing international HotSpot network. In turn, WeRoam will have access to KPN’s network of more than 700 hotspots throughout the Netherlands. The agreement enables KPN’s mobile customers and KPN HotSpot subscribers to access their email, corporate networks and the internet from an increased number of WiFi locations.

KPN and PCM sign agreement for ‘DAG’

KPN and PCM have signed an agreement for the start of a joint venture which will develop and exploit the cross medial news delivery ‘DAG’. Both companies have 50% share of the joint venture. PCM will be fully responsible for the free paper version of ‘DAG’. KPN and PCM will jointly produce the digital news delivery. The free newspaper and KPN’s digital version, including a television program guide and extended audio visual content, by means of internet, narrowcasting and wireless was launched today.

Reduced number of retail formulas, more shops

In order to increase distribution power and reduce costs, KPN decided in the first quarter to withdraw the ‘Kral’ and ‘KPN Klick’ retail formulas. The reduced number of retail formulas will also better align its high street presence with its existing brands. For its retail formulas, KPN will now fully focus on the ‘KPN’, ‘Primafoon’, ‘Hi’ and

‘Telfort’ brands in the Netherlands. The first quarter saw an increase in the number of ‘Hi’ (from 2 to 5) and ‘Telfort’ (from 16 to 26) stores.

BUSINESS

Decline in wireline voice offset by strong growth in wireless services

In the business market, KPN’s wireline voice market share was stable at over 55%. Traditional voice customers are migrating to new VoIP propositions and Fixed-Mobile integrated offers. KPN currently has some 8k customers in Business VoIP products and serves SME/SoHo also with Consumer VoIP propositions. The number of wireless services customers was up 15% y-on-y partly due to growth in data cards and M2M and this in turn fuelled service revenue growth of 10% y-on-y to EUR 235m in the first quarter of 2007. Profitability in this particular segment is driven by cost reductions including an 11% reduction in subscriber acquisition costs to EUR 288 compared to the same quarter last year and Fixed-Mobile integration benefits.

Strong growth in data and IP-based services

KPN’s data and IP-based services such as Business DSL, E-VPN and managed VPN continued to grow in the first quarter of 2007. Increasingly customers are looking to migrate their traditional network services and leased lines to IP-based services which enable KPN to cross- and upsell its VPN services.

Strong demand for housing and hosting services

The Basel II and Sarbanes-Oxley regulatory requirements have fuelled demand for KPN’s housing and hosting services. KPN’s housing services, measured in thousand square meters, have increased 28% y-on-y from 5.4 to 6.9 and its hosting services, measured in number of servers, increased 17% y-on-y from approximately 800 to 1,000. Over 900 Terabytes are currently managed, stored and secured in KPN CyberCenters.

Sympac continues to expand its footprint

Sympac, KPN’s subsidiary that offers wireless communication solutions customised to meet the needs of multinationals in Europe, expanded its footprint further with agreements covering Ireland and Switzerland.

WHOLESALE & OPERATIONS

Revenues down with lower traffic volumes

In the first quarter of 2007, internal revenues for Wholesale & Operations were down 4.0% y-on-y. This is mainly attributable to the line loss resulting in less originating and terminating minutes. External revenues for Wholesale & Operations were also down from EUR 284m in Q1 2006 to EUR 252m this quarter. This 11% decline is mainly caused by lower international and transit revenues as KPN focused more on margins.

Outsourcing deal for 237 FTEs

In January 2007, following the agreement with Nacap Telecom, Wholesale & Operations outsourced 237 FTEs related to installation activities on telephony switches. As a result of the All-IP rollout by KPN, these types of activities will disappear in the future. Nacap operates worldwide as managing contractor, providing a wide range of multidisciplinary solutions for the transport of oil, gas, water, electricity and data.

Telecom towers sold, NMa approval received

On January 23, 2007 KPN announced the sale of its 23 large telecommunications towers and the transfer of the use of an additional one to the French transmission network services specialist TDF S.A. The Dutch Competition Authority approved the announced deal. The final closing of the deal is expected soon.

Continued progress on All-IP strategy objectives

KPN continues to make progress on the objectives of its All-IP strategy announced in March 2005. In the first quarter of 2007, a full All-IP pilot commenced, the results of which will be evaluated in the coming quarter. Furthermore, OPTA is reviewing the Sub-Loop Unbundling (SLU) and Wholesale Broadband Access (WBA) tariffs as proposed by KPN and it is expected that OPTA will publish its opinion in Q2 2007.

DVB-T/DVB-H rollout on track

The DVB-T rollout is on track with 58% indoor coverage and the introduction of two football TV channels, new multiplex equipment, new DVB-T sites and frequency changes. Regarding DVB-H, first steps have been taken. Discussions on the DVB-H technology to be applied have had a delaying effect on the availability of handsets for the Dutch market. Mobile operators have been requested to indicate the right moment for the industry launch; depending on their reactions, it will be decided when to commercially launch DVB-H in the Netherlands.

Telfort network integration

The client migration of Telfort customers to the KPN network is proceeding according to schedule. In the first quarter of 2007, over 1 million customers were transferred from Telfort’s to KPN’s radio network. Full migration is expected by the end of Q2 2007.

MOBILE INTERNATIONAL OPERATING REVIEW

E-PLUS

Continued customer growth, predominantly from new brands

Customer growth in the first quarter continued to be driven by new brands on E-Plus’ network and brought the total number of customers for the year to 13.1 million, up 15% over the last year. The customer base of the ‘new’ brands totaled 5.1 million, over 3 million more than a year ago, and represents 39% of the total customer base.

Strong profitable growth of new brands

The new brands, which do not offer subsidized handsets, are generating high minutes of use and ARPU and include wholesale offerings with strong distribution channels. As a result the new propositions have relatively short pay-back periods.

Service revenue growth of 8.4% despite MTA cut and VAT absorption

Despite a further MTA cut implemented by BNetzA as of November 23, which reduced the average E-Plus MTA tariff by almost 20%, y-on-y service revenue growth for the quarter, driven by over 30% minutes of use growth y-on-y was 8.4%, increasing the service revenue market share by 1.4% points to 13.5%.

EBITDA up 49%, EBITDA margin of 36.2%

At the same time E-Plus absorbed a 3% increase of VAT into its result as it did not pass this increase on to the customers. Nevertheless, EBITDA for the quarter was up to EUR 253m or 49% compared to last year and the margin of 36.2% was 10.6% points higher than in same quarter last year and 6.7% points higher than in Q4 2006.

Launch of ‘Zehnsation’, ‘BASE 1’ and new ‘Time & More’

In the first quarter E-Plus launched the new tariffs, ‘Zehnsation’ and ‘BASE 1’. The new minimum EUR 10 ‘Zehnsation’ tariff in the classic segment offers a minute price of EUR 0.10 per minute into all German networks. The new ‘BASE 1’ tariff includes a flat rate for fixed net calls for a basic fee of EUR 15 per month. Also, in the classic segment E-Plus now offers ‘Time & More’ as a SIM-only product with handset option and reduced minute prices.

Outsourcing deal signed for 750 FTEs

As part of its continued focus on operational excellence, E-Plus reached agreement with employee representatives on the restructuring of the company in January 2007. E-Plus will create 350 new customer-facing jobs in the areas of sales and retail, whilst reducing managerial and administrative staff by approximately 300 people by the end of 2007. On March 1, 2007, E-Plus transferred operational departments that deal with the construction, operation and maintenance of its mobile network to Alcatel-Lucent. As part of the outsourcing process Alcatel-Lucent will take on around 750 E-Plus staff in Germany. These measures are intended to lead to increased customer focus as well as boosting efficiency and effectiveness, thus contributing to E-Plus’ continued profitable growth.

New CEO at E-Plus appointed

On January 29, 2007 Thorsten Dirks was appointed as Chief Executive Officer at E-Plus. Dirks, a long-standing member of E-Plus management and previously Deputy CEO, succeeded Michael Krammer, who left the company in January for personal reasons. Dirks reports to Stan Miller, member of the KPN Board of Management, CEO of KPN Mobile International and Chairman of the E-Plus Supervisory Board.

BASE

BASE continued to deliver profitable growth

In the first quarter of 2007, BASE continued to deliver profitable growth and added another 117k customers to its client base. The number of customers at the end of the quarter totaled 2.5 million, up 21% compared to last year, increasing the revenue market share by 2% points to around 16%.

Continued service revenue growth despite adverse regulatory climate

Service revenues grew by 5.7% from EUR 141m to EUR 149m in the first quarter compared to the year before. The revenue growth is impacted by the implementation of the new MTA rates and the increased competitive environment in the Belgian mobile market. Notwithstanding the above, the EBITDA margin of 39.5% for the first quarter is almost on par with the 39.6% margin for the same period last year. Note that as of May 1, 2007, an additional MTA price decrease of nearly 20% will be come into effect.

BASE line-up expanded

In the first quarter BASE launched two flat rate products, ‘BASE 3’ and ‘BASE 3+’, the first allows BASE customers to call 3 hours a day on-net for a fixed fee of EUR 25, the second gives them the opportunity to call 3 hours a day on-net or to fixed lines for EUR 35. At the end of March BASE also successfully launched MMS, offering its customers the possibility to exchange photos, pictures and music.

MOBILE WHOLESALE NL

Mobile Wholesale NL has continued its strong performance

In the first quarter of 2007, Mobile Wholesale NL added another 97k customers to its client base and successfully strengthened its leading position in the Dutch wholesale market. The total number of customers at the end of the quarter was 1.6m, an increase of 40% compared to the same quarter last year. The main drivers of growth remain the ethnic and retail segment, while also the business segment increasingly contributes to growth.

Service revenue growth of 25%

With minutes of use up 28% y-on-y to 495 million, service revenues were up 25% to EUR 84m and Mobile Wholesale NL saw EBITDA increase from EUR 25m in the first quarter last year to EUR 28m this year. The EBITDA margin of 33.7% for the first quarter was 4.8% points lower than the same period last year as a result of increased price pressure.

Progress made at ‘Simyo’ and ‘Ay Yildiz’

KPN’s no frills brand ‘Simyo’ continues to show steady growth in the prepaid market through its distinct positioning as a simple, web-based proposition. ‘Ay Yildiz’ is improving its distribution and refining its positioning as an all-Turkish brand in the ethnic segment.

OTHER DEVELOPMENTS

REGULATORY DEVELOPMENTS

OPTA letter on All-IP

In its January 24, 2007 letter OPTA stated that allowing KPN to deny access once it has already been granted – subject to conditions – will only be possible if the current purchasers of MDF access are given adequate guarantees to ensure their potential market entry and the continuity of their services. OPTA announced that it would examine potential solutions and would involve market parties in this process. According to its March 2, 2007 letter, the responses from market parties have lead OPTA to the conclusion that it is of primary importance that the current market analyses provide clarity as soon as possible about those obligations which are relevant to KPN in connection with All IP. OPTA is therefore seeking to publish draft decisions as announced (in the second quarter of 2007). At the same time, OPTA has come to the conclusion that the parties involved should have an opportunity to find other solutions and has called on KPN to take the initiative to produce a solution for its proposal to phase out MDF access that is acceptable to all parties involved. KPN has responded positively to OPTA’s appeal, and has entered into mutual consultations with a number of parties with the aim of making non-discriminatory arrangements.

OPTA letter on Openreach

In the same letter of March 2, 2007, OPTA presented the results of the study conducted by NERA into the functional separation which has been implemented by British Telecom (BT) in the UK, and the possible adoption of this approach in the situation prevailing in the Netherlands. Among other things, NERA notes that there is a major difference between the UK and the Netherlands in that the latter has a second infrastructure which has been rolled out in full, namely, that of the cable operators. OPTA points out that the imposition of functional separation on a party holding significant market power is not a remedy which is currently provided for in European and national legislation. That may change, however, within the context of the review of the relevant European legislation which is expected to result in the introduction of a remedy in the future (in 2009 or 2010) that to a greater or lesser extent resembles the functional separation implemented in the UK. The proportionality of that obligation will then have to be determined in the course of the market analyses conducted as of that time.

Changed Telecommunications Act per February 1, 2007

As defined in the changed Telecommunications Act the obligation for landlords to tolerate cables which are part of a public electronic communications network terminates as soon as those cables have been idle for a continuous period of 10 years. In that situation, a public electronic communications network supplier is required to remove cables on request of a landlord. As many factors are currently unpredictable and uncertain, KPN is not able to make a reliable estimate of the impact. Therefore, KPN has not recognized an asset retirement obligation under IFRS rules.

Roaming regulation by EU

The EU Commission is still working on the new roaming regulation for the EU countries. The final substance of this regulation is not yet available, it is also unknown on which date the new roaming regulation should be effective.

Proposed MTA tariff reductions the Netherlands postponed

The CBb (Dutch Trade and Industry Appeals Tribunal) annulled OPTA’s decision of November 14, 2005 to designate all Dutch mobile operators as having significant market power on the markets for mobile terminating access (MTA) on their respective networks. As a consequence, the MTA tariff reductions announced by OPTA for the period July 2006 to July 2008 have been postponed. OPTA plans to finalize a new decision on July 1, 2007.

Proposed MTA tariff reductions Germany

The German telecom regulator (BNetzA) published its decision (‘regulatory order’) in relation to the market for call termination on individual mobile networks on August 30, 2006. In its decision, the regulator qualified E-Plus and the other mobile operators as dominant players for the termination of calls on their specific networks and has imposed several obligations upon the mobile operators. All four mobile operators filed a lawsuit as to the decision on the merits of the case against the regulatory order. On March 17 the Administrative Court of Cologne (VG Köln) (partly) annulled the regulatory order by BNetzA of August 30, 2006 with respect to the ex-ante cost based regulation of all MNOs. The regulatory order, however, remains valid for the declaration of SMP and the further remedies, non-discrimination obligation and standard offer. BNetzA and E-Plus have appealed the judgment. With a second request, E-Plus has asked the Federal Administrative Court for an order of an immediate effect of the annulment of the ex ante obligation by way of preliminary proceeding.

Proposed MTA tariff reductions Belgium

On August 11, 2006, the Belgian regulator (BIPT) issued its final decision in relation to the termination on mobile networks. In this decision, all three mobile operators are considered dominant and are subject to gradual MTA tariff reductions to approximately 50% of the current level between November 2006 and July 2008. In September 2006, all three mobile operators launched suspension and annulment proceedings against BIPT’s decision on call termination on individual mobile networks. On October 27, 2006, the Court dismissed the operators’ claim for the suspension of BIPT’s decision. The annulment procedure is ongoing.

Following the advice of the European Commission on the asymmetry that is allowed by the August 2006 decision between the MTA of BASE, Mobistar and Proximus, BIPT has published, on 6 April 2007, a draft decision to further reduce the average MTA of BASE and Mobistar and to increase the average MTA of Proximus as from 1 January 2008. This draft decision also includes an extension of the glidepath until the end of 2009. All market players may submit comments on the draft decision until 2 May 2007. The new glidepath looks as follows:

In euro	1/1/2008	1/7/2008	1/1/2009	1/7/2009

- Proximus	8.03 ct	7.96 ct	7.85 ct	7.73 ct
- Mobistar	9.06 ct	7.96 ct	7.85 ct	7.73 ct
- BASE	10.76 ct	8.75 ct	8.62 ct	8.49 ct

Dutch State proceedings

The appeal against the judgment of the the Hague District Court in KPN’s proceedings against the Dutch State, regarding asymmetric regulation, is pending as no decision has yet been taken to continue to appeal the judgment.

UMTS roll-out requirements

The telecom agency (‘Agentschap Telecom’) of the Dutch Ministry of Economic Affairs has been preparing a control system for verifying the roll-out obligations of the UMTS licenses. In March 2007 the agency informed licensees that, in light of the obligation to take into account seriously all relevant interests, the agency will actually start investigating only after September 1, 2007.

GSM 900 license

In March 2007 the Minister of Economic Affairs published the policy in relation to the extension of the GSM 900 licenses of KPN and Vodafone. These licenses can be extended from April 1, 2010 to February 25, 2013. KPN has the intention to extend these licenses which will impact the depreciation of these licenses.

CBb decides on call origination and transit markets

On March 20, 2007 the Trade and Industry Appeals Tribunal (CBb) published its decisions on the appeals submitted by KPN and others against OPTA’s December 21, 2005 market review decisions concerning the fixed wholesale call origination and transit markets. According to OPTA’s decision, KPN was not required to provide C(P)S call origination for calls based on Voice over Broadband. According to the CBb, however, the Telecommunications Act does not offer OPTA the possibility of excluding VoB connections from KPN’s C(P)S commitments in general. One or more C(P)S providers may now submit a request with KPN and – as soon as it becomes clear that they will not come to terms with KPN – file a dispute with OPTA.

With regard to the wholesale market for local-tandem transit (i.e. call conveyance between local and tandem switches in KPN’s fixed network for both originating and terminating calls), the CBb dismissed the appeals submitted by Tele2 and others.

The CBb annulled OPTA’s decision to designate KPN as having significant market power on the wholesale market for inter-tandem transit (i.e. call conveyance between tandem switches for both originating and terminating calls). As a consequence, the obligation imposed on KPN (price control by way of a price floor) has become inoperative.

With regard to the wholesale market for transit services, all of the appeals have been dismissed by the CBb, thereby maintaining the prohibition imposed on KPN to charge discriminatory rates (including volume discounts).

iBasis transaction

The iBasis transaction announced in June 2006 is still subject to customary closing conditions, including regulatory approval and the approval of iBasis shareholders. On April 27, 2007 an amendment to the definitive agreement between iBasis and KPN was announced, extending the outside date for completion of the transaction from April 30, 2007 to October 31, 2007.

Tiscali acquisition

The Tiscali acquisition announced in September 2006 is still subject to approval by the Dutch competition authority, NMa.

SUBSEQUENT EVENTS

AGM approved dividend

At the Annual General Meeting of Shareholders (AGM), held on April 17, 2007 a final dividend for 2006 of EUR 0.34 per share was approved, an interim dividend of EUR 0.16 per share having already been paid in August 2006. The final dividend was paid on April 27, 2007, totaling EUR 646m.

New member Supervisory Board

The AGM approved the proposal to appoint Mrs Dr. C.M. Colijn-Hooymans as a member of the Supervisory Board. On April 18, she succeeded Mr Prof. Drs. V. Halberstadt who has retired after three terms of four years. Mrs Colijn is member of the Board of Management of TNO.

Statement of Objections received from OPTA

KPN has received a Statement of Objections (‘Boeterapport’) dated April 17, 2007 alleging infringements by KPN of the Telecommunications Act. The infringements relate predominantly to a discount scheme, Worldline XL. The turnover involved is approximately EUR 150 million. KPN disagrees with OPTA’s allegations and is preparing a defence. It is not possible at this point to assess whether OPTA will impose a fine and if it did what the amount would be.

GENERAL

Accounting principles

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the 2006 Annual Report and Form 20-F. The applied accounting principles are in line with those as described in the 2006 Annual Report and Form 20-F. The 2006 Annual Report and Form 20-F has been filed with the SEC on March 1, 2007. All figures in this quarterly report are unaudited and based on IFRS. In preparing this quarterly report KPN has applied IFRS 8 Operating Segments. IFRS 8 has not been endorsed yet by the EU but has been recommended for endorsement by EFRAG and ARC. Formal endorsement by the EU is expected in the near future.

KPN is currently investigating the impact and early adoption of the revised standard IAS23 Borrowing Costs, which will be effective as from January 1, 2009.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN’s operations, its and its joint ventures’ share of new and existing markets, general industry and macro- economic trends and KPN’s performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside KPN’s control that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in the 2006 Annual Report and Form 20-F.

All figures in this quarterly report are unaudited and based on IFRS. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for KPN’s GAAP figures. KPN’s non-GAAP measures may not be comparable to non-GAAP measures used by other companies. All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise. Certain figures may be subject to rounding differences.

KPN defines EBITDA as operating result before depreciation and impairments of PP&E and amortization and impairments of intangible assets. The measure is used by financial institutions and credit-rating agencies as one of the key indicators of borrowing potential. Many analysts use EBITDA as a component for their (cash flow) projections. Note that KPN’s definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization. Either definition of EBITDA have their limitations as an analytical tool and you should not consider those in isolation or as a substitute for analyses of the results as reported under IFRS or US GAAP.

KPN uses EBITDA as a component of its guidance. In view of the possible volatility of impairments under IFRS, KPN believes this is the most appropriate way of informing the financial markets on certain aspects of future company financial development. KPN does not view EBITDA as a measure of performance. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating result) is provided.

In the net debt/EBITDA ratio, KPN defines EBITDA as a 12 month rolling forecast excluding book gains and restructuring costs, both over EUR 20m.

KPN defines free cash flow as cash flow from operating activities plus proceeds from real estate, minus capital expenditures (Capex), being expenditures on PP&E and software.

Pro-Forma financial information

The unaudited pro-forma financial information as included in the Appendix (I) for KPN Mobile the Netherlands and the Fixed division (including Other) for the first quarter of 2007 has been prepared based on the former organizational structure in place as at December 31, 2006 and on the transfer pricing, roaming and intercompany charges associated with that former structure. Although we believe that the unaudited pro- forma financial information for KPN Mobile the Netherlands and The Fixed division (including Other) for the first quarter of 2007 has been prepared based on reasonable assumptions, this pro-forma financial information is provided for illustrative purposes only and we cannot assure you that the pro-forma financial information based on the former organizational structure would be identical to the actual results which might have been reported had our organization structure not changed. The unaudited pro- forma financial information speaks only as of the date of this report and, except as required by law, we undertake no obligation to update or revise any pro-forma financial information made in this report or elsewhere.

Profile

KPN is the leading multimedia company in the Netherlands, providing consumers and consumer households with fixed and mobile telephony-, internet- and TV services. To business customers, KPN delivers voice-, internet- and data services as well as fully- managed, outsourced ICT solutions. Both nationally and internationally, KPN provides wholesale network services to third parties, including operators and service providers. In Germany and Belgium, KPN pursues a multi-brand strategy with its mobile operations, and serves multiple customer segments in consumer as well as business markets.

At March 31, 2007, KPN served 6.0 million wireline voice subscribers, 8.7 million mobile customers, 2.3 million Internet customers and 0.3 million TV-customers in the Netherlands as well as 15.6 million mobile customers in Germany and Belgium. With 27,165 people (24,799 FTEs), KPN posted revenues of EUR 2.9bn, with an EBITDA of EUR 1.2bn in Q1 2007. KPN was incorporated in 1989 and is listed on the Amsterdam-, New York-, London- and Frankfurt stock exchanges.

Results 2007 for the first quarter, ending March 31, 2007

APPENDICES

Financial Statements

A)          Consolidated Income Statement

B)            Consolidated Balance Sheet

C)            Consolidated Cash Flow Statement

D)           Consolidated Statement of Changes in Group Equity

E)             Other Disclosures

F)             Segmental analysis: Key Financial and Operating Metrics

•                  The Netherlands

•                  Consumer

•                  Business

•                  Wholesale & Operations

•                  Mobile International

•                  E-Plus

•                  BASE

•                  Mobile Wholesale NL

G)            Impact of MTA tariff reductions

H)           Noteworthy items for result comparison

I)                2007 pro forma, based on 2006 reporting structure

(A)                               Consolidated Income Statement

In millions of euro, unless indicated otherwise	Q1 2007	Q1 2006

Revenues	2,918	2,923
Other income	6	79
Revenues and other income	2,924	3,002

Own work capitalized	-44	-29
Cost of materials	207	240
Work contracted out and other expenses	1,047	1,047
Salaries and social security contributions	364	377
Depreciation, amortization and impairments	652	594
Other operating expenses	161	161
Total operating expenses	2,387	2,390

Operating result	537	612

Finance income	6	9
Finance costs	-133	-132
Other financial results	-5	8
Share of the profit of associates and joint ventures	1	2
Profit before income tax	406	499

Income tax	-93	-115
Profit for the period	313	384

Profit attributable to minority shareholders	—	1
Profit attributable to equity holders	313	383

Earnings per ordinary share/ADS, basic (in EUR)	0.16	0.19
Earnings per ordinary share/ADS on a fully diluted basis (in EUR)	0.16	0.18

(B)                               Consolidated Balance Sheet

ASSETS

In millions of euro	March 31, 2007	December 31, 2006

NON-CURRENT ASSETS

Intangible assets
Goodwill	4,573	4,569
Licenses	3,730	3,865
Software	290	315
Other intangibles	322	302
Total intangible assets	8,915	9,051

Property, plant & equipment
Land and buildings	734	733
Plant and equipment	6,088	6,310
Other tangible fixed assets	223	238
Assets under construction	646	684
Total property, plant & equipment	7,691	7,965

Investments in joint ventures and associates	13	11
Derivative financial instruments	11	13
Deferred tax assets	969	1,018
Trade and other receivables	143	112

Total non-current assets	17,742	18,170

CURRENT ASSETS
Inventories	110	113
Trade and other receivables	2,294	2,138
Available-for-sale financial assets	2	4
Cash and cash equivalents	925	803
Total current assets	3,331	3,058

Non-current assets and disposal groups held for sale	31	30

TOTAL	21,104	21,258

(B)                               Consolidated Balance Sheet - Continued

LIABILITIES

In millions of euro	March 31, 2007	December 31, 2006

GROUP EQUITY
Equity attributable to equity holders	4,389	4,195
Minority interests	—	1
Total group equity	4,389	4,196

NON-CURRENT LIABILITIES
Borrowings	8,392	8,426
Derivative financial instruments	947	925
Deferred tax liabilities	2,027	1,992
Retirement benefit obligations	1,192	1,236
Provisions for other liabilities and charges	371	374
Other payables and deferred income	254	260
Total non-current liabilities	13,183	13,213

CURRENT LIABILITIES
Trade and other payables	2,915	2,936
Borrowings	391	642
Derivative financial instruments	1	2
Current tax liabilities	170	202
Provisions for other liabilities and charges	55	67
Total current liabilities	3,532	3,849

Liabilities directly associated with non-current assets and disposal groups classified as held for sale	—	—

TOTAL	21,104	21,258

(C)                               Consolidated Cash Flow Statement

In millions of euro, unless indicated otherwise	Q1 2007	Q1 2006

Profit before income tax	406	499
Finance costs – net	132	115
Share of the profit of associates and joint ventures	-1	-2

Adjustments for:
Depreciation, amortization and impairments	652	594
Share based compensation (4)	3	2
Other income	-6	-79
Changes in provisions (excluding deferred taxes)	-65	-42

Changes in working capital:
Inventory	3	-19
Trade receivables	5	14
Prepayments and accrued income	-133	-173
Other current assets	-35	8
Accounts payables	-25	-185
Accruals and deferred income	-63	119
Current liabilities (excluding short-term financing)	20	9
Received dividends	—	—

Taxes received (paid)	0	219
Interest paid	-59	-9
Net cash flow provided by operating activities	834	1,070

Acquisition of subsidiaries, associates and joint ventures	—	-110
Disposal of subsidiaries, associates and joint ventures	15	69
Investments in intangible assets (excluding software)	—	—
Investments in property, plant & equipment and software(5)	-276	-313
Disposal of property, plant & equipment and software	—	—
Disposal of assets held for sale and other	—	4
Net cash flow used in investing activities	-261	-350

Share repurchase	-199	-81
Share repurchases for option plans	—	—
Dividends paid	—	—
Exercised options	3	9
Proceeds from borrowings	—	1,251
Repayments of borrowings	-266	-355
Other changes in interest-bearing current liabilities	—	-4
Net cash flow used in financing activities	-462	820

Changes in cash and cash equivalents	111	1,540

Net Cash and cash equivalents at beginning of period	429	261

Changes in cash and cash equivalents	111	1,540
Net Cash and cash equivalents at end of period	540	1,801
Add: Debit cash balances	385	776
Cash and cash equivalents at end of period	925	2,577
of which classified as held for sale	—	16

(4)          Certain reclassifications have been performed in the 2006 cash flow statement in order to conform current year’s presentation

(5)          Of which investments related to software (2007: EUR 48m, 2006: EUR 33m)

(D)                               Consolidated Statement of Changes in Group Equity

	Attributable to	Minority	Total Group
In millions of euro (except for number of shares)	equity holders	Interests	Equity

Balance as of January 1, 2006	5,076	28	5,104

- Cash flow hedges, net of taxes	27	—	27
- Currency translation adjustments	-4	—	-4
Net income recognized directly in equity	23	—	23

- Profit for the year 2006	383	1	384
Total recognized income up to March 31, 2006	406	1	407

- Share-based compensation	2	—	2
- Exercised options	9	—	9
- Shares repurchased (including for option plans and repurchase cost)	-37	—	-37
- Sale Xantic	—	-16	-16
- Dividends paid	—	-11	-11
- New consolidations / other	—	7	7
Total changes	-26	-20	-46

Balance as of March 31, 2006	5,456	9	5,465

Number of issued shares as of March 31, 2006(6)	2,151,360,369

Weighted average number of outstanding shares during the period January 1, 2006 up to March 31, 2006 (excluding the average number of repurchased shares and shares for option plans)	2,069,217,300

Balance as of January 1, 2007	4,195	1	4,196

- Cash flow hedges, net of taxes	11	—	11
- Currency translation adjustments	—	—	—
Net income recognized directly in equity	11	—	11

- Profit attributable to equity holders	313	—	313
Total recognized income up to March 31, 2007	324	—	324

- Share-based compensation	3	—	3
- Tax on share-based compensation	4	—	4
- Exercised options	3	—	3
- Shares repurchased (including for option plans and repurchase cost)	-137	—	-137
- Interest on dividend tax paid (net effect)	-3	—	-3
- New consolidations / other	—	-1	-1
Total changes	-130	-1	-131

Balance as of March 31, 2007
	4,389	0	4,389

Number of issued shares as of March 31, 2007	1,928,551,326

Weighted average number of outstanding shares during the period from January 1, 2007 up to March 31, 2007 (excluding the average number of repurchased shares and shares for option plans)	1,907,908,822

(6)          Including 60 million repurchased shares from the Dutch State, cancelled in Q2 2006, repurchased special share replaced by 2 ordinary shares

(E)                                 Other Disclosures

Business combinations

During the first quarter of 2007, KPN has not acquired companies that qualified as business combinations under IFRS.

Off-balance sheet commitments

The off-balance sheet commitments as of March 31, 2007, amounting to EUR 3.7bn, are almost equal to those as of December 31, 2006 (EUR 3.8bn) disclosed in the 2006 Annual Report and Form 20-F. The difference of EUR 0.1bn is mainly caused by a decrease of EUR 0.2bn concerning the rental and operating lease contracts and an increase of EUR 0.1bn for the purchasing commitments.

(F)                                 Segmental analysis: Key Financial and Operating Metrics

The Netherlands - Consumer

In millions of euro	Q1 2007	Q1 2006
- Voice wireline	309	389
- Wireless services	432	399
- Internet wireline	213	176
- Other (incl. intercompany revenues)	83	82
Revenues and other income	1,037	1,046

Operating expenses	910	898
of which: Depreciation, amortization and impairments	54	37

Operating result	127	148

VOICE WIRELINE	Q1 2007	Q1 2006

Market shares
Market share voice	~60%	~60%
Market share VoIP	37%	14%
Market share traditional voice	~70%	~65%

Voice connections (in thousands)	4,250	4,878
PSTN	3,255	4,342
ISDN	345	463
VoIP (package broadband, voice)	650	73

Traffic volumes Traditional (in billions of minutes)	2.07	2.68
Domestic local	1.24	1.63
Domestic long-distance	0.54	0.69
Fixed-to-mobile	0.22	0.27
International	0.07	0.09

WIRELESS SERVICES	Q1 2007	Q1 2006

Customers (in thousands)	5,891	5,898
Postpaid	2,369	2,052
Prepaid	3,522	3,846

Other KPIs (in euro, unless indicated otherwise)
Service revenues (in millions of euro)	416	383
Monthly ARPU	23	22
Monthly MoU (in minutes)	111	100
SMS per customer	26	22
Subscriber acquisition and retention costs	129	184

INTERNET WIRELINE & TV	Q1 2007	Q1 2006

Market
Broadband penetration (7)	72%	62%
Retail broadband market share	41.0%	37.9%

Connections, customers and subscribers (in thousands)
ADSL connections	2.234	1.867
Broadband ISP customers	2.114	1.664
TV subscribers	296	207

(7)          Percentage of households with a broadband connection, based on management estimate

(F)                                 Segmental analysis: Key Financial and Operating Metrics

The Netherlands - Business

In millions of euro	Q1 2007	Q1 2006
- Corporate Solutions	129	118
- Voice wireline	272	293
- Wireless services	231	207
- Network Services	193	186
- Application Services	121	118
- Other (incl. intercompany revenues)	-97	-82
Revenues and other income	849	840

Operating expenses	678	679
of which: Depreciation, amortization and impairments	25	20

Operating result	171	161

VOICE WIRELINE	Q1 2007	Q1 2006

Market share voice	>55%	>55%

Voice connections (in thousands)	1,796	1.897
PSTN	878	953
ISDN	910	944
VoIP (package broadband, voice)	8	—

Traffic volumes Traditional (in billions of minutes)	1.95	2.32
Domestic local	0.73	0.86
Domestic long-distance	0.66	0.77
Fixed-to-mobile	0.32	0.32
Internet related	0.13	0.25
International	0.11	0.12

WIRELESS SERVICES	Q1 2007	Q1 2006

Customers (in thousands)	1,208	1,050
Postpaid	1,208	1,050
Prepaid	—	—

Other KPIs (in euro, unless indicated otherwise)
Service revenues (in millions of euro)	235	213
Monthly ARPU	66	68
Monthly MoU (in minutes)	285	311
Subscriber acquisition and retention costs	288	322

NETWORK SERVICES	Q1 2007	Q1 2006

KPIs (in thousands)
Leased lines	35.1	41.7
IP-VPN connections	33.0	33.9
E-VPN connections	4.8	2.3
DSL	62.4	31.5
Housing services (# m2)	6.9	5.4
Hosting services (# servers)	0.97	0.83

(F)                                 Segmental analysis: Key Financial and Operating Metrics

The Netherlands - Wholesale & Operations

In millions of euro	Q1 2007	Q1 2006
Revenues	916	976
of which: Real Estate	91	85
Other income	1	14
of which: Real Estate	1	14
Revenues and other income	917	990

Operating expenses	794	784
of which: Depreciation, amortization and impairments	354	326

Operating result	123	206
of which: Real Estate	25	30

	Q1 2007	Q1 2006

Traffic volumes (in billions of minutes)	9.79	10.57
Terminating	3.22	3.51
Originating – Voice	1.87	2.61
Originating – Internet	0.16	0.34
Transit	2.38	1.92
International wholesale services	2.16	2.19

Other KPIs
MDF access lines (in thousands)(8)	3,233	2,731
Unbundled lines (in millions)(9)	1.0	0.9
- Shared	0.6	0.7
- Fully	0.4	0.2
ADSL coverage	99%	99%
ADSL 2+ coverage	57%	57%

(8) Including Bitstream

(9) External lines, based on management estimate

(F)                                 Segmental analysis: Key Financial and Operating Metrics

Mobile International - E-Plus

In millions of euro	Q1 2007	Q1 2006
Service revenues	660	609
Hardware and other revenues	38	56
Revenues and other income	698	665

Operating expenses	623	665
of which: Depreciation, amortization and impairments	178	170

Operating result	75	0

	Q1 2007	Q1 2006

Market share service revenue	13.5%	12.1%

Customers (in thousands)	13,143	11,442
Postpaid	6,027	5,750
Prepaid	7,116	5,692

Other KPIs (in euro, unless indicated otherwise)

Total traffic (in millions of minutes)	4,784	3,145

Weigthed monthly ARPU	17	18
- Postpaid	30	30
- Prepaid	6	6

Weighted monthly MoU (in minutes)	126	95
- Postpaid	232	161
- Prepaid	37	27

Subscriber acquisition and retention costs	84	88
- Postpaid	168	186
- Prepaid	14	13

(F)                                 Segmental analysis: Key Financial and Operating Metrics

Mobile International - BASE

In millions of euro	Q1 2007	Q1 2006
Service revenues	149	141
Hardware and other revenues	3	3
Revenues and other income	152	144

Operating expenses	119	118
of which: Depreciation, amortization and impairments	27	31

Operating result	33	26

	Q1 2007	Q1 2006

Market share revenue	~16%	~14%

Customers (in thousands)	2,475	2,040
Postpaid	484	442
Prepaid	1,991	1,598

Other KPIs (in euro, unless indicated otherwise)

Total traffic (in millions of minutes)	954	847

Weigthed monthly ARPU	21	23
- Postpaid	52	58
- Prepaid	13	14

Weighted monthly MoU (in minutes)	132	140
- Postpaid	397	403
- Prepaid	68	67

Subscriber acquisition and retention costs	20	21
- Postpaid	45	20
- Prepaid	12	22

(F)                                 Segmental analysis: Key Financial and Operating Metrics

Mobile International – Mobile Wholesale NL

In millions of euro	Q1 2007	Q1 2006
Service revenues	84	67
Hardware and other revenues	-1	-2
Revenues and other income	83	65

Operating expenses	61	46
of which: Depreciation, amortization and impairments	6	6

Operating result	22	19

	Q1 2007	Q1 2006

Customers (in thousands)	1,645	1,176
Postpaid	380	263
Prepaid	1,265	913

(F)                                 Segmental analysis: Key Financial and Operating Metrics

Other Activities

In millions of euro	Q1 2007	Q1 2006
Revenues	1	22
Other income	5	65
Revenues and other income	6	87

Operating expenses	13	32
Of which: Depreciation, amortization and impairments	0	2

Operating result	-7	55

(G)          Impact of MTA tariff reductions

Q1 2007
Additional decline compared to the same	Revenues
period last year	and other	Operating
(amounts in millions of euro)	income	result
- E-Plus	24	9
- BASE	7	5
- Mobile Wholesale NL	—	—
Total Mobile International	31	14

- Consumer	—	—
- Business	—	—
- Wholesale & Operations	—	—
Total KPN The Netherlands	—	—

Intercompany eliminations	—	—

KPN Consolidated	31	14

(H)          Noteworthy items for results comparison

Q1 2007				In millions of euro	Q1 2006
	Mobile					Mobile
Group	Int.	KPN NL	Other	Revenues and other income	Group	Int.	KPN NL	Other
				Reported
4			4	Book gain sale Xantic	65			65
1		1		Book gain sale real estate	14		14

5		1	4	Adjusted for results comparison	79		14	65

				EBITDA
				Reported
4			4	Book gain sale Xantic	65			65
1		1		Book gain sale real estate	14		14
-9		-5	-4	Restructuring charges	-12		-7	-5
-2		-2		Integration / migration costs	-6		-6
-8		-8		All-IP implementation costs

-14		-14	—	Adjusted for results comparison	61		1	60

(I)            2007 pro forma, based on 2006 reporting structure

Reference is made to the Safe harbor paragraph on page 16.

KPN Mobile the Netherlands (2007 pro forma, based on 2006 reporting structure)

In millions of euro	Q1 2007	Q1 2006
Revenues and other income	759	700
EBITDA	302	241
EBITDA margin	39.8%	34.4%

	Q1 2007	Q1 2006

Customers (in thousands)	8,744	8,123
Postpaid	3,957	3,364
Prepaid	4,787	4,759

Other KPIs (in euro, unless indicated otherwise)
Market share service revenue (in%)	47,2%	46.3%
Service revenues (in millions of euro)	731	670
Weigthed monthly ARPU	28	28
Total traffic (in millions of minutes)	3,501	3,158
Weighted monthly MoU (in minutes)	133	130
Subscriber acquisition and retention costs	159	211

Fixed including Other (2007 pro forma, based on 2006 reporting structure)

In millions of euro	Q1 2007	Q1 2006
Revenues and other income(10)	1,315	1,493
EBITDA	574	738
EBITDA margin	43.7%	49.4%

(10) Including intercompany elimination

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: May 11, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel